

November 5, 2014

Via E-Mail
Blake J. Irving
Chief Executive Officer
GoDaddy Inc.
14455 N. Hayden Road
Scottsdale, AZ 85260

> **Re: GoDaddy Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 21, 2014**
> **File No. 333-196615**

Dear Mr. Irving:

We have reviewed your letter dated October 21, 2014 and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our September 9, 2014 letter.

We are subject to export controls and economic sanctions laws . . . , page 42

1.   You state that Mad Mimi, LLC, which you acquired in August 2014, filed with OFAC an initial notification of a voluntary disclosure related to the possible provision of services in "certain embargoed countries." You do not identify the countries to which you refer or disclose the nature and extent of the services provided into those countries. Please tell us whether the countries include Cuba, Iran, Sudan or Syria. Describe to us the nature and extent of Mad Mimi, LLC's contacts with Cuba, Iran, Sudan and Syria, if any, whether through direct or indirect arrangements. You should describe any products, technology or services provided into Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts with the governments of Cuba, Iran, Sudan and Syria or entities they control.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 91

2.   We note you removed the comparison of the combined periods of January 1, 2011 through December 16, 2011 (predecessor) and December 17, 2011 through December 31, 2011 (successor) to the year ended December 31, 2012 and replaced it with a comparison of historical periods. Please tell us your consideration for supplementing this historical comparison with an additional comparison of the year ended December 31, 2012 to the 12 months ended December 31, 2011 on a pro forma basis, which would assume the

Merger occurred on January 1, 2011 and would include all of the appropriate Article 11 pro forma adjustments. In this regard, it would appear that such pro forma adjustments could be material and therefore meaningful in a supplemental comparison, considering your disclosure on page 88 of the impact of purchase accounting on revenue in the periods subsequent to the Merger. If you do not believe this supplemental comparison would be beneficial or meaningful to investors, please explain the basis for this determination.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief

cc: Via E-Mail
        Allison B. Spinner
        Wilson Sonsini Goodrich & Rosati, P.C.